Exhibit 99.1

BioNTech Announces Ryan Richardson to Step Down from the Management Board

MAINZ, Germany, July 17, 2025 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today that Ryan Richardson will step down as Chief Strategy Officer in the Management Board of BioNTech on September 30, 2025, and as a Board Director at affiliated companies of the BioNTech Group by mutual agreement to pursue new professional opportunities. The process of transitioning his responsibilities to other members of the Management Board is underway, ensuring a smooth handover.

Ryan Richardson joined BioNTech in 2018 and has served as Chief Strategy Officer since January 2020. During his time at the Company, he contributed significantly to BioNTech’s successful development, including its Series B financing, the Initial Public Offering on Nasdaq, and subsequent private placement and follow-on equity financings, which together raised more than USD 1 billion in capital. In addition to building Global Strategy and Corporate Development functions which supported BioNTech’s global expansion and the execution of more than a dozen collaborations and acquisitions, Ryan Richardson held responsibility for Capital Markets and Investor Relations functions, during which time BioNTech expanded its analyst coverage and strengthened its global shareholder base. He has served on the Board of Directors of BioNTech’s wholly owned subsidiary InstaDeep Ltd. (“InstaDeep”), a leading global technology company in the field of AI and machine learning, since the acquisition in 2023.

“On behalf of the entire Supervisory Board, I would like to thank Ryan for his commitment and what he has achieved for BioNTech since 2018. Ryan played a key role in BioNTech’s transition from a private clinical-stage biotech to a publicly listed, fully integrated biotechnology company,” said Helmut Jeggle, Chairman of the Supervisory Board. “Today, BioNTech is well-positioned to establish the next wave of innovations and transform into a multi-product company. We wish Ryan all the best for his future and look forward to seeing his continued success.”

“I am both humbled and incredibly proud of what we have accomplished over the last seven years. BioNTech has become one of the largest global biotechnology companies with a unique portfolio of novel product candidates, a strong balance sheet, and distinctive innovation capabilities,” said Ryan Richardson, Chief Strategy Officer at BioNTech. “I believe BioNTech is entering an exciting new period and is on a trajectory to become a multi-product company, fulfilling its mission of bringing new therapies to cancer patients. I wish the Company and my colleagues all the best and every success in the future.”

“From our IPO to strategic acquisitions, Ryan’s valued impact can be seen across many of BioNTech’s key achievements over the past years,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “He departs with our appreciation for his service during a pivotal period of growth. On behalf of the Management Board, I wish him all the best as he embarks on the next chapter in his career.”

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not be limited to, statements concerning: expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board; BioNTech’s research and development programs; and BioNTech’s expectations regarding the timing of, ability to obtain and maintain regulatory approval of, and planned readiness for, potential market launches. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Annual Report on Form 6-K for the period ended March 31, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov.

These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the impact of tariffs and escalations in trade policy; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; discussions with regulatory agencies regarding timing and requirements for additional clinical trials; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

CONTACTS

Media Relations
Jasmina Alatovic
Media@biontech.de

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

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